Exhibit 99.1

Provident Announces 2010 Third Quarter Results and November Cash Distribution

News Release 24-10
November 10, 2010

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announces its 2010 third quarter interim financial and operating results and the November cash distribution of $0.06 per unit.

“Provident delivered strong third quarter results in our first quarter operating as a standalone pure-play midstream business.” said Doug Haughey, President & Chief Executive Officer. “We are very pleased with the significant progress we have made.”

Financial and Operational Summary

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Provident generated a gross operating margin of $62 million in the third quarter which was relatively flat when compared to the $64 million generated in the third quarter of 2009. The slight decrease was primarily due to reduced NGL sales volumes and lower eastern gate natural gas flows at Empress that resulted in higher extraction premiums. Year-to-date, Provident has generated gross operating margin of $200 million, a five percent increase from the $190 million generated in the first nine months of 2009.

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Adjusted EBITDA from continuing operations, excluding the realized losses on the one time buyout of financial derivative instruments and strategic review and restructuring costs, was $53 million in the third quarter of 2010, an increase of 107 percent from $26 million in the third quarter of 2009. The increase is largely attributable to lower realized losses on financial derivative instruments as a result of the Midstream financial derivative contract buyout program.

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Cash distributions to unitholders in the third quarter were $48 million ($0.18 per unit, which does not include DRIP proceeds generated in the third quarter of approximately $8.5 million) resulting in an adjusted payout ratio of 109 percent. The third quarter payout ratio reflects the seasonal nature of Provident’s business. Year-to-date, Provident’s adjusted payout ratio, excluding the realized losses on the one time buyout of financial derivative instruments and strategic review and restructuring costs, totaled 110 percent. The adjusted payout ratio includes the impact of the hedging losses incurred prior to the Midstream derivative contract buyout in April 2010.

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Adjusted funds flow from continuing operations, during the third quarter of 2010 was $44 million ($0.17 per unit), an increase of approximately 77 percent compared to $25 million ($0.09 per unit) in the third quarter of 2009, attributable in large part to lower realized losses on financial derivative instruments as a result of the midstream derivative contract buyout.

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Provident sold approximately 95,400 barrels per day (bpd) of NGL in the third quarter, a decrease of three percent from approximately 98,200 bpd in the third quarter of 2009. The decrease resulted from lower propane, butane and condensate demand in the Western Canadian and U.S. marketplaces and continuing weakness in parts of the U.S. Midwest economy when compared to historical levels.

•	Gross operating margin for the commercial services business line was approximately $16 million for the third quarter of 2010, a six percent increase from the comparable period in 2009.

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Total debt to adjusted EBITDA, excluding the buyout of financial derivative instruments and strategic review and restructuring costs for the twelve months ended September 30, 2010 was 2.8 to one times.

Appointment of new Senior Vice President, Finance and Chief Financial Officer

During the third quarter, Provident announced the appointment of Mr. Brent Heagy to the position of Senior Vice President, Finance and Chief Financial Officer, effective October 1, 2010.

New Convertible Debenture Issue

On November 9, 2010, Provident issued $150 million aggregate principal amount of convertible unsecured subordinated debentures (the Debentures). Provident has granted to the underwriters an over-allotment option to purchase up to an additional $22.5 million aggregate principal amount of Debentures, exercisable in whole or in part any time for a period of up to 30 days following closing of the offering. The Debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011 and mature on December 31, 2017. Provident intends to initially use the net proceeds from the offering to repay existing revolving term bank debt which will then be available to be drawn, as required, to fund the purchase of any of Provident’s previously issued 6.5% convertible debentures which are tendered pursuant to the offer required to be made to the holders of the 6.5% convertible debentures following the completion of Provident’s corporate conversion or to fund the payment on maturity of any of the remaining 6.5% convertible debentures which mature on April 30, 2011 having a current face value of $150 million.

In connection with the offering, Provident granted the underwriters an over-allotment option to purchase up to an additional $22,500,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part, at the discretion of the underwriters, at any time for a period of up to 30 days following November 9, 2010. As of the date hereof, the over-allotment option has not been exercised. If the over-allotment option is fully exercised, the total gross proceeds to Provident from the sale of the Debentures will be $172,500,000.

Corporate Conversion Update

On November 9, 2010, Provident announced plans to convert to a dividend paying corporation on or around January 1, 2011, with a new monthly dividend level, effective January 1, 2011, of $0.045 and given current earnings expectations, Provident anticipates post conversion combined tax pools of approximately $900 million, which are anticipated to offset material Canadian cash taxes until 2014.

Provident has scheduled a Special Meeting of Unitholders at 9:00 a.m. MST on December 1, 2010 at the Livingston Club Conference Centre, 222 - 3rd Avenue S.W., Calgary, Alberta, to consider a proposed arrangement pursuant to the Business Corporations Act (Alberta) involving Provident and a number of its subsidiaries, pursuant to which Provident will be reorganized into a dividend paying corporation that will be named “Provident Energy Ltd.” The arrangement is expected to be completed on or about January 1, 2011 and is subject to, among other things, the approval of at least two-thirds of the unitholders, the approval of the Court of Queen’s Bench of Alberta and certain regulatory approvals, including the approval of the Toronto and New York Stock Exchanges.

After due consideration of the financial and other impacts of the conversion, including the potential impact on Provident, unitholders and employees as well as other relevant matters, the board of directors has unanimously determined that the conversion, including the transactions and other matters related thereto, is in the best interests of Provident and unitholders and is fair to unitholders. Accordingly, the board unanimously recommends that unitholders vote for the resolution approving the conversion at the Special Meeting on December 1, 2010.

If the Conversion is approved by the Unitholders at the special meeting of unitholders and the Conversion is implemented, Provident Energy is expected to adopt a dividend policy as described above, with the first post-Conversion dividend (assuming the Effective Date is January 1, 2011 as anticipated) of $0.045 per Provident common share expected to be declared in mid-January, 2011 and paid in mid-February, 2011. For the period until the effective date, the Trust is expected to continue paying monthly distributions in accordance with its current distribution policy. Distributions paid to the Unitholders for the month of December 2010 will not be affected by the proposed conversion. Provident Energy will assume the obligation for payment of such distributions and such payment will be made in mid-January, 2011 to the Unitholders of record as of a record date in mid-December, 2010.

Conference Call Details

A conference call has been scheduled for Thursday, November 11, 2010 to discuss details regarding the 2010 third quarter results at 7:30 a.m. MDT (9:30 a.m. Eastern). To participate, please dial 1-866-226-1798 or 1-416-340-2219 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until November 18, 2010 at 1-800-408-3053 or 1-416-695-5800 and entering pass code 5183070. Provident will also post an audio replay of the call to its website at www.providentenergy.com.

November Cash Distribution

The November cash distribution of $0.06 per unit is payable on December 15, 2010 and will be paid to unitholders of record as of November 22, 2010. The ex-distribution date will be November 18, 2010. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the TSX closing price on November 10, 2010 of $7.87, Provident’s yield is approximately 9 percent.

For unitholders receiving their cash distribution in U.S. funds, the November 2010 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9983. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Glen Nelson Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com